Exhibit (a)(1)(J)
FORM OF REMINDER E-MAIL TO ELIGIBLE OPTIONHOLDERS
Date:
To: Eligible Optionholders
From: Aspect Medical Systems, Inc.
Re: Reminder About our Exchange Offer
The exchange offer for all eligible options is currently open and available to all eligible optionholders. As previously communicated, the exchange offer is scheduled to close at 11:59 p.m., Eastern Time, on July 10, 2009 . Remember, if you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form before 11:59 p.m., Eastern Time, on July 10, 2009 (or such later date as may apply if the exchange offer is extended). You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the exchange offer, the Election Form, the Notice of Withdrawal or other documents relating to this exchange offer) to Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062 or by calling (617) 559-7110 or sending an email to kforrest@aspectms.com.
Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June 26, 2009, referred to herein as the Offer to Exchange. Please read the Offer to Exchange in its entirety.